Facsimile Cover Sheet

Studsvik®

82-5772



03029365

03 AUG 19 AM 7:21

To: Securities and Exchange Commission

Fax: 12029429624

From: Studsvik AB

SUPPL

Date: Tue 19 Aug 2003 07:03:38 AM EDT

Headline: Studsvik AB (publ) - Interim Report, January - June 2003

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

dlw 8/19

Studsvik®

August 19, 2003

Studsvik AB (publ) – Interim Report, January – June 2003

- **Net sales for the Group amounted to SEK 528.2 million (492.7).**
- **Profit before tax improved and amounted to SEK 20.3 million (-23.3).**
- **Earnings per share after tax amounted to SEK 1.02 (-4.05).**
- **In response to a directed offer to shareholders with holdings of less than one block of 200 shares, just over 1,400 shareholders chose to sell their holdings and just over 670 shareholders opted to increase their holdings by up to one block.**

Net Sales

During the second quarter, net sales amounted to SEK 298.7 million (249.1), and for the period of January to June, to SEK 528.2 million (492.7). The German group, Industrieanlagen Fritz & Marx (IFM), which was acquired on April 1, accounted for SEK 29.9 million of the increase in net sales. Foreign exchange effects, excluding the effects of hedging, had a negative impact of SEK 26.2 million on net sales, compared with the corresponding period of 2002.

Sales abroad increased and amounted to 70 (68) per cent of net sales. The increase is mainly attributable to the business in Erwin and the acquisition of IFM.

Profit

Operating profit for the second quarter amounted to SEK 22.6 million (-2.9), and for the period of January to June, amounted to SEK 24.2 million (-21.9). The impact of foreign exchange effects on operating profit was SEK -1.3 million, compared with the corresponding period of 2002. Administrative expenses increased from the second quarter as a result of the acquisition of IFM and the real-estate business from Vattenfall Fastigheter AB.

Profit before tax amounted to SEK 20.3 million (-23.3).

Business Segments

The Group is organized into four strategic business units (SBU): Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine. This is the main basis of business segmentation.

Nuclear Technology

Net sales for the SBU in the second quarter amounted to SEK 73.7 million (75.7), and for the period of January to June, to SEK 159.2 million (183.8). Operating profit for the second quarter amounted to SEK 3.2 million (0.2) and to SEK 8.2 million (13.1) for the period of January to June.

The demand for reactor and laboratory services has increased somewhat following a period of stagnation. However, net sales and operating profit were lower since the final settlement for a number of multi-year projects were accounted for in the previous year which increased net sales and profit. The profitability of the in-core fuel management business continued to show a positive development. A program aiming to increase utilization and to rationalize the production organization in the reactor-related business is in progress.

Waste & Decommissioning

Net sales for the SBU amounted to SEK 71.6 million (69.1), and for the period of January to June, to SEK 143,4 million (130.5). Operating profit for the second quarter amounted to SEK 12.3 million (5.5) and, for the period of January to June, to SEK 21.2 million (-17.3).

The utilization of the Group's waste management facilities has been satisfactory. Operations in Sweden continued to report a good profitability. The business at the Erwin facility is developing well. Production was an average of 3,700 cubic feet per month during the first half of the year, which is an increase of just over 45 per cent, compared with the corresponding period the previous year. Operations reported a profit and a positive cash flow. The profit improvement in the SBU was, on the whole, related to the US business. The outlook for THOR Treatment Technologies LLC, which focuses on the federal waste market in the USA, remains positive. However, this market is characterized by longer lead times than anticipated which results in delayed volume increases.

Industrial Services

During the second quarter, net sales for the SBU amounted to SEK 156.3 million (110.5) and, for the period of January to June, to SEK 237.2 million (196.9). Operating profit amounted to SEK 16.2 million (4.4) and, for the period of January to June, to SEK 15.2 million (5.6).

The annual refueling and maintenance outages at the nuclear power plants entered an intensive phase during the second quarter, which resulted in a high utilization in both Sweden and Germany. The business reported volume increases within several of its service segments during the quarter, compared with the previous year. Business within nuclear facility decommissioning continues to grow in Germany, both organically and through acquisitions.

On April 1, the German company, Industrieanlagen Fritz & Marx (IFM) was acquired. The acquisition increased net sales during the quarter by SEK 29.9 million. The operating margin of the business improved as a result of the high resource utilization and the rationalization program implemented in the Swedish operations.

Nuclear Medicine

Net sales for the SBU during the second quarter amounted to SEK 7.4 million (6.3) and for the period of January to June, to SEK 12.7 million (10.6). Operating profit for the second quarter amounted to SEK -1.9 million (-2.9) and, for the period of January to June, to SEK -5.1 million (-4.9).

Medical isotopes report a positive development in volume, although falling USD rates had a negative impact on net sales and profit. In the BNCT business, preparations have been made for the next clinical trial protocol which comprises a phase 3 study in randomized form. The trial is expected to be launched in autumn. A final report on the first medical trial protocol will be presented in September, six months after the last treatment was administered. Preliminary evaluations indicate positive results with respect to survival time.

Significant Events after the Reporting Period

In July, Metric Duke fulfilled its payment responsibilities in accordance with the arbitration board decision from the end of January, where Studsvik was awarded compensation for building costs for the Erwin facility that were more expensive that planned. As previously reported, the acquisition value of the fixed asset has therefore been corrected by SEK -31.9 million. Since the compensation received corresponds to the adjustment of the acquisition value, operating profit is not affected. The correction entails a USD 0.2 million reduction in annual depreciation from 2003. The interest accrued on the compensation, SEK 1.7 million, has been accounted for as interest income.

Studsvik's 50 per cent ownership stake in Marieholm Stensand Industrirengöring AB (MSI) was sold on July 1 to Skanska Miab. The transfer also included two service contracts. Net sales for these businesses amounted to SEK 9 million for the whole of 2002. The transaction has not affected this report.

Investments

Investments for the Group during the second quarter amounted to SEK 74.0 million (13.6) and, for the first quarter, to SEK 79.0 million (20.3). Investments for the second quarter include the acquisition of the German

group IFM and real-estate from Vattenfall for a total of SEK 69.9 million, R2 fuel for SEK 3.6 million and re-investments for SEK 0.5 million.

Financial Position and Liquidity

Liquid assets amounted to SEK 114.5 million (86.5) at June 30.

Equity amounted to SEK 461.1 million (457.5) and the equity-assets ratio to 41.9 (44.1) per cent. Translation differences arising on the elimination of intragroup receivables and liabilities in foreign currencies are eliminated against equity. The translation difference for the period, SEK -13.4 million, is mainly attributable to the parent company's loan to the subsidiary, Studsvik, Inc. The parent company's claim is hedged by a basket comprising forward contracts and is translated at the value of the basket, while the subsidiary's liability is translated at the closing day rate. The value of the basket exceeded the value of the closing day rate.

Interest-bearing liabilities amounted to SEK 226.5 million (202.2). Borrowing is conducted entirely in foreign currencies and mainly concerns the investment in the USA as well as the acquisition of SINA and IFM and corresponds to assets in the same currency. The change comprises an SEK 35.2 million increase in volume, mainly attributable to the acquisition of IFM, as well as a foreign exchange effect of SEK -10.9 million.

Cash Flow

Cash flow from operating activities before working capital changes improved and amounted to SEK 71.3 million (8.0). The change in working capital was SEK -45.7 million (-64.1). A program focusing on freeing up additional working capital is underway in all group companies. The cash flow generated from operations after investments was SEK -53.4 million (-76.4).

Personnel

The average number of employees amounted to 1,373 (1,120). The increase is mainly attributable to the German operations in Industrial Services.

Parent Company

Net sales for the parent company amounted during the second quarter of the year to SEK -0.1 million (3.1) and, during the first half of the year to SEK 2.6 million (5.6). Operating profit amounted to SEK -15.4 million (-18.5). The decrease in net sales is attributable to the transfer of an internal group service operation to Studsvik Partner AB from April 1. The annual net sales in the operation transferred amounted to about SEK 10 million. The transaction had

no impact on net sales and profit for the Group. The business in the parent company has since solely comprised group-co-ordinated tasks and the assets primarily comprise shares in parent companies. During the second quarter, parent company investments amounted to 0 (0). Liquid assets amounted to SEK 54.8 million (66.0) and interest-bearing liabilities to SEK 84.3 million (96.5).

The Studsvik Share

During the quarter, 638,000 shares were traded, corresponding to almost 8 per cent of the total shares in Studsvik. During the quarter, the maximum price paid for a share was SEK 53.50 and the minimum, SEK 46.00. The opening price at the beginning of the year was SEK 44.00 and the closing price at the end of the second quarter was SEK 50.50.

An offer for the brokerage-free sale or the additional purchase of sales was directed at shareholders with holdings of less than one block of shares, namely 200 shares. The sales offer was accepted by just over 1,400 shareholders and just over 670 shareholders opted to purchase shares, at a reduced commission, which would increase each holding to a block upon completion of the transaction. The access to shares was guaranteed by Euroventures Nordica II BV., which thereby sold just over 49,000 shares. All of the transactions were conducted at a rate of SEK 52.05. At June 30, the number of shareholders was just over 5,100.

Outlook

The Group expects to continue to report an improvement in profit and cash flow in 2003. BNCT operations are at the clinical trial stage and will report a loss. The assessment is the same as that presented in Studsvik's interim report for January to March, 2003.

Changed Accounting Policies

From 2003, the company is applying the seven new recommendations that enter into force from this year. The new accounting policies have had no impact on the reported financial performance and position. Consequently, the comparative figures for the previous year have not been adjusted.

Consolidated Income Statement Amounts in SEK million	**Apr-Jun 2003**	**Apr-Jun 2002**	**Jan-Jun 2003**	**Jan-Jun 2002**	**Full Year 2002**
Net sales	298.7	249.1	528.2	492.7	1,002.3
Cost of services sold	-222.8	-203.8	-402.0	-392.8	-773.5
Gross profit	**75.9**	**45.3**	**126.2**	**99.9**	**228.8**
Selling expenses	-8.0	-10.1	-17.3	-20.4	-40.5
Administrative expenses	-37.8	-28.9	-68.3	-81.7	-139.5
Research and development costs	-9.5	-10.4	-19.2	-21.3	-46.3
Other operating income	1.1	0.8	1.2	0.9	0.4
Other operating expenses	-0.4	-0.1	-0.4	-0.1	-2.4
Result from participations in associated companies	1.3	0.5	2.0	0.8	2.3
Operating profit	**22.6**	**-2.9**	**24.2**	**-21.9**	**2.8**
Interest income and other similar profit/loss items	2.3	1.1	3.7	2.6	6.6
Interest expense and other similar profit/loss items	-5.6	-1.9	-7.6	-4.0	-10.5
Profit after financial items	**19.3**	**-3.7**	**20.3**	**-23.3**	**-1.1**
Tax	-9.8	-7.9	-12.0	-9.5	-7.5
Profit for the period	**9.5**	**-11.6**	**8.3**	**-32.8**	**-8.6**
Earnings per share before dilution, SEK	1.17	-1.43	1.02	-4.05	-1.06
Earnings per share after dilution, SEK	1.17	-1.43	1.02	-4.05	-1.06

Condensed Consolidated Balance Sheet Amounts in SEK million	**June 2003**	**June 2002**	**Full Year 2002**
Assets			
Goodwill	127.1	82.6	77.2
Other intangible fixed assets	10.5	12.7	11.5
Tangible fixed assets	508.7	619.8	598.6
Financial fixed assets	31.7	15.8	31.6
Inventories etc	24.7	5.3	9.5
Accounts receivable trade	164.0	136.5	155.2
Other current receivables	120.3	78.4	57.6
Cash and bank balances	114.5	86.5	120.5
Total assets	**1,101.5**	**1,037.6**	**1,061.7**
Equity and liabilities			
Equity	461.1	457.5	466.2
Provisions	167.1	163.3	161.0
Long-term liabilities	224.3	191.0	189.0
Current liabilities	249.0	225.8	245.5
Total liabilities and equity	**1,101.5**	**1,037.6**	**1,061.7**

Changes in equity Amounts in SEK million	**June 2003**	**June 2002**	**Full Year 2002**
Equity at the beginning of the period	466.2	551.6	551.6
Employee stock options			0.7
Net result for the period	8.3	-32.8	-8.6
Change in translation differences	-13.4	-61.3	-77.5
Equity at the end of the period	461.1	457.5	466.2

August 19, 2003

Condensed Consolidated Cash Flow Statement Amounts in SEK million	**June 2003**	**June 2002**	**Full Year 2002**
Operating activities			
Operating profit	24.2	-21.9	2.8
Depreciation	47.6	48.7	95.6
Other non-cash items	16.7	-6.2	-37.6
	88.5	**20.6**	**60.8**
Financial items, net	-3.9	-1.4	-3.9
Tax	-13.3	-11.2	-4.4
Cash flow generated from operations before working capital changes	**71.3**	**8.0**	**52.5**
Working capital changes	-45.7	-64.1	-46.6
Cash flow from operating activities	**25.6**	**-56.1**	**5.9**
Investing activities			
Investments	-79.0	-20.3	-53.2
Other changes from investing activities	-0.3	-3.8	-2.0
Cash flow from investing activities	**-79.3**	**-24.1**	**-55.2**
Financing activities			
Employee stock options			0.7
Change, borrowings	47.9	-89.2	-85.8
Cash flow from financing activities	**47.9**	**-89.2**	**-85.1**
Change in liquid assets	**-5.8**	**-169.4**	**-134.4**
Liquid assets at the beginning of the year	**120.5**	**258.0**	**258.0**
Translation difference, liquid assets	**-0.2**	**-2.1**	**-3.1**
Liquid assets at the end of the period	**114.5**	**86.5**	**120.5**

Financial Ratios for the Group* Amounts in SEK million	**June 2003**	**June 2002**	**Full Year 2002**
Operating profit			
Operating profit before depreciation	71.8	27.8	98.4
Operating profit before amortization of goodwill	29.9	-16.9	12.7
Margins			
Operating margin before depreciation, %	13.6	5.6	9.8
Operating margin before amortization of goodwill, %	5.7	neg	1.3
Operating margin, %	4.6	neg	0.3
Profit margin, %	3.8	neg	neg
Profitability			
Return on operating capital, %	8.6	neg	0.5
Return on capital employed, %	8.2	neg	1.2
Return on equity, %	3.6	neg	neg
Capital structure			
Total capital	1,101.5	1,037.6	1,061.7
Operating capital	573.3	573.5	545.8
Capital employed	687.8	660.0	666.3
Equity	461.1	457.5	466.2
Net interest-bearing debt	112.0	115.7	79.4
Net debt-equity ratio (times)	0.2	0.3	0.2
Interest cover	3.7	neg	0.9
Equity-assets ratio, %	41.9	44.1	43.9
Cash flow			
Degree of self-financing (times)	0.3	neg	0.1
Investments	79.0	20.3	53.2
Employees			
Average number of employees	1,373	1,120	1,128
Net sales per employee	0.8	0.9	0.9

* For definitions, see Studsvik's Annual Report 2002.

Data per share Amounts in SEK	**Apr-Jun 2003**	**Apr-Jun 2002**	**Jan-Jun 2003**	**Jan-Jun 2002**	**Full Year 2002**
Number of shares at the end of the period	8,114,211	8,114,211	8,114,211	8,114,211	8,114,211
Average number of shares	8,114,211	8,114,211	8,114,211	8,114,211	8,114,211
Earnings per share before dilution	1.17	-1.43	1.02	-4.05	-1.06
Earnings per share after dilution	1.17	-1.43	1.02	-4.05	-1.06
Equity per share	56.82	56.38	56.82	56.38	57.45

Financial data per SBU Amounts in SEK million	**Apr-Jun 2003**	**Apr-Jun 2002**	**Jan-Jun 2003**	**Jan-Jun 2002**	**Full Year 2002**
Nuclear Technology					
Net sales	73.7	75.7	159.2	183.8	323.1
Op profit before amortization of goodwill	3.2	0.2	8.2	13.1	22.5
Operating profit	3.2	0.2	8.2	13.1	22.5
Investments	14.9	10.1	18.7	13.0	37.3
Average number of employees	235	218	236	220	223
Waste & Decommissioning					
Net sales	71.6	69.1	143.4	130.5	294.5
Op profit before amortization of goodwill	12.3	5.5	21.2	-17.3	7.6
Operating profit	12.3	5.5	21.2	-17.3	7.6
Investments	1.3	0.6	2.3	1.9	4.7
Average number of employees	60	55	64	55	54
Industrial Services					
Net sales	156.3	110.5	237.2	196.9	412.2
Op profit before amortization of goodwill	19.5	7.0	20.9	10.1	21.9
Operating result	16.2	4.4	15.2	5.6	12.0
Investments	57.8	2.6	57.9	4.7	10.5
Average number of employees	890	798	1,030	815	820
Nuclear Medicine					
Net sales	7.4	6.3	12.7	10.6	20.0
Op result before amortization of goodwill	-1.9	-2.9	-5.1	-4.9	-11.3
Operating result	-1.9	-2.9	-5.1	-4.9	-11.3
Investments				0.1	0.1
Average number of employees	6	6	6	6	6
Net sales per geographical segment					
Sweden	91.9	83.8	157.7	157.8	305.9
Europe, excl Sweden	137.9	94.4	217.6	180.0	358.4
North America	58.2	54.5	131.4	116.0	276.8
Asia	9.6	16.1	19.4	38.2	55.2
Other markets	1.1	0.3	2.1	0.7	6.0
Total	**298.7**	**249.1**	**528.2**	**492,7**	**1,002.3**

Studsvik®

August 19, 2003

Forthcoming Financial Information

Interim report for January-September October 28, 2003

Nyköping, August 19, 2003

STUDSVIK AB (publ)

On behalf of the Board of Directors

Hans-Bertil Håkansson
President

For further information contact

Hans-Bertil Håkansson, President and Chief Executive Officer,
+46 155 22 10 26 or +46 709 67 70 26 (cellphone) or
Jerry Ericsson, Chief Financial Officer, +46 155 22 10 32 or
+46 709 67 70 32 (cellphone).

See also www.studsvik.se

This interim report has not been reviewed by the company's auditors.

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.